Northern Abitibi Mining Corp.
Interim Consolidated Financial Statements
December 31, 2007

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2007 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three month periods ended December 31, 2007 and December 31, 2006.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	December 31, 2007 (Unaudited)	September 30, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 662,066	$ 834,686
Accounts receivable	18,436	5,192
Prepaid expenses	10,628	17,090
	691,130	856,968
Exploration deposits	7,610	7,610
Mineral properties Note 3	484,001	175,960
	$ 1,182,741	$ 1,040,538
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 208,536	$ 43,408
Due to related parties Note 8	28,414	16,398
Current portion of asset retirement obligation Note 4	3,459	3,459
	240,409	63,265
Asset retirement obligation Note 4	8,300	3,300
	248,709	66,565
SHAREHOLDERS' EQUITY		
Capital stock Note 5	9,905,048	9,902,399
Warrants Note 5	132,132	132,781
Contributed Surplus Note 5	657,848	548,848
Deficit	(9,760,996)	(9,610,055)
	934,032	973,973
	$ 1,182,741	$ 1,040,538

Nature and Continuance of Operations Note 1
Commitments Note 9

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Net and Comprehensive Loss and Deficit
(Unaudited – prepared by management)

Three months ended December 31,	2007	2006
Expenses		
General and administrative Note 7	**146,873**	52,260
Reporting to shareholders	**4,284**	6,490
Professional fees	**1,585**	538
Stock exchange and transfer agent fees	**2,326**	1,592
Foreign exchange gain	**-**	(3,211)
Amortization of capital assets	**620**	-
	(155,688)	(57,669)
Other Income (Expense)		
Interest	**6,747**	4,102
Abandonments and mineral property write-down	**(2,000)**	(6,528)
Net and comprehensive loss	**(150,941)**	(60,095)
Deficit, beginning of period	**(9,610,055)**	(9,121,030)
Deficit, end of period	**$ (9,760,996)**	$ (9,181,125)
Net and comprehensive loss per share		
Basic and diluted	**$ 0.00**	$ 0.00
Weighted Average Shares Outstanding		
Basic and diluted	**47,653,050**	40,277,314

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

Three months ended December 31,	2007	2006
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	$ 6,747	$ 4,102
Cash operating expenses	(35,733)	(22,773)
	(28,986)	(18,671)
Investing activities		
Mineral property additions	(145,634)	(58,267)
Financing activities		
Warrants exercised	2,000	-
Foreign exchange gain on cash held in foreign currency	-	3,211
Decrease in cash and cash equivalents	(172,620)	(73,727)
Cash and cash equivalents:		
Beginning of period	834,686	525,629
End of period	$ 662,066	$ 451,902

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the three month periods ended December 31, 2007 and December 31, 2006.

Non-cash transactions:

During the three months ended December 31, 2007, the Company granted stock options to officers and directors resulting in a non-cash charge of $109,000, (2006 – $27,000), being included in general and administrative expenses. Note 7

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of Sections 1535, 3862 and 3863 of the CICA Handbook as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted accounting policies

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

The new Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Mineral properties

The following exploration and acquisition costs were incurred during the three month periods ended December 31, 2007 and December 31, 2006 respectively:

2007	Total	Newfoundland & Labrador Taylor Brook	Viking	Other Properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	46,400	25,750	18,650	2,000
Drilling	170,702	170,702	-	-
Trenching	28,900	-	28,900	-
Travel and accommodation	21,627	8,328	13,299	-
Equipment rental	8,608	3,358	5,250	
Field	7,496	6,936	560	-
Geochemical	6,038	4,490	1,548	-
Geophysical	2,510	-	2,510	-
Air support	5,118	-	5,118	-
Asset retirement obligation accrual	5,000	-	5,000	-
Write-down of mineral properties	(2,000)	-	-	(2,000)
Cumulative exploration costs to Dec 31, 2007	**422,046**	**297,631**	**124,415**	-
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	-	-	-	-
Write-down of mineral properties	-	-	-	-
Cumulative acquisition costs to Dec. 31, 2007	**54,313**	**29,000**	**25,313**	-
Total mineral properties Dec. 31, 2007	**$ 476,359**	**$ 326,631**	**$ 149,728**	**$** -
Fixed assets at cost	8,262			
Accumulated amortization	(620)			
Total mineral properties and fixed assets December 31, 2007	**$ 484,001**			

2006	Total	Nevada Cold Springs	Other Properties
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2006	$ 39,938	$ 39,938	$ -
Geological consulting	15,076	11,138	3,938
Drilling	109,078	109,078	-
Travel	4,637	2,047	2,590
Field	2,214	2,214	-
Mineral property write-offs	(6,528)	-	(6,528)
Cumulative exploration costs to Dec. 31, 2006	**164,415**	**164,415**	-
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2006	25,242	25,242	-
Acquisition costs incurred	(28)	(28)	-
Cumulative acquisition costs to Dec.31, 2006	**25,214**	**25,214**	-
Total mineral properties Dec. 31, 2006	**$ 189,629**	**$ 189,629**	**$** -

3. Mineral properties (continued)

Newfoundland and Labrador, Canada
Taylor Brook
During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008	300,000	$ -	$ 200,000
Mar. 19, 2009	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Viking
During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company must also make a cash payment of $15,000 to the underlying property holder in fiscal 2008.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (Issued)	90,000	$ -	
February 24, 2008	-	$ 15,000	
July 5, 2008	135,000	$ -	$ 140,000
July 5, 2009	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

4. Asset Retirement Obligation

Changes in the asset retirement obligation for the three months ended December 31, 2007 are as follows:

Balance, September 30, 2007	$ 6,759
Change in retirement accrual	5,000
Accretion	-
Balance, December 31, 2007	11,759
Current portion of Asset Retirement Obligation	3,459
Non-current portion of Asset Retirement Obligation	$ 8,300

As at December 31, 2007, the Company has recorded a $3,000 US, ($3,459 CDN), accrual for estimated US site restoration expenses that will be incurred during the current fiscal year and $8,300 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The US costs pertain to the Company's Nevada properties for which acquisition agreements have been terminated and relate to restoration of the drill pad sites. The Taylor Brook and Viking costs are based on expected payments of $10,300 two years hence, discounted at 12% per annum. Management believes that there are no other significant legal obligations as at December 31, 2007 for current and future asset retirement and restoration costs.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

5. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2007	47,642,180	$9,902,399	$548,848	2,418,747	$132,781
Warrants exercised	12,500	2,649	-	(12,500)	(649)
Stock-based compensation Note 7	-	-	109,000	-	-
Balance Dec. 31, 2007	**47,654,680**	**$9,905,048**	**$657,848**	**2,406,247**	**$132,132**

c) Stock options outstanding

	Number of shares		Exercise
Expiry	**Dec. 31, 2007**	**Sept. 30, 2007**	**Price**
March 23, 2008	200,000	200,000	$0.10
August 1, 2011	625,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
May 8, 2012	100,000	100,000	$0.15
October 17, 2012	925,000	-	$0.22
	2,350,000	1,425,000	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

5. Capital Stock, Warrants and Contributed Surplus (continued)

d) Stock option transactions

	Number of options	Weighted-average exercise Price
As at September 30, 2007	1,425,000	$ 0.10
Granted	925,000	$ 0.22
As at December 31, 2007	2,350,000	$ 0.15

e) Warrants outstanding and warrant transactions

	Warrants at $0.16 expiring May 2, 2009	Finders' warrants at $0.12 expiring May 2, 2009	Total
Balance September 30, 2007	2,210,414	208,333	2,418,747
Warrants exercised	(12,500)	-	(12,500)
Balance December 31, 2007	2,197,914	208,333	2,406,247

The $0.16 private placement warrants allow the purchase of the indicated number of shares while the finders' warrants allow the purchase of 208,333 units, (finders' units). Each of the finders' units is in turn comprised of one common share and one-half share purchase warrant. Each whole warrant may be exercised to acquire one common share at $0.16 per share to May 2, 2009.

6. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value
Held for trading (Cash and Cash Equivalents)	$ 662,066
Loans and receivables (Accounts receivable)	$ 18,436
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	$ 236,950

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. The average interest rate on outstanding cash and cash equivalent balances was 4.03% at December 31, 2007.

Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future. The Company currently maintains less than $3,000 in US funds, consequently variations in exchange rates will not result in material foreign exchange gains or losses at this point in time.

7. Stock-based compensation

Included in general and administrative expenses for the three months ended December 31, 2007 is stock based compensation in the amount of $109,000 (2006 - $27,000). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Three months ended December 31,	2007	2006
Number of options granted	925,000	500,000
Exercise price	$0.22	$0.10
Expected stock price volatility	99%	98%
Risk-free interest rate	4.17%	3.86%
Expected option life	2 years	2 years
Expected dividend yield	-	-

8. Related Party Transactions

During the three months ended December 31, 2007, the Company was billed $3,000, (2006 - $1,300), for its share of base office lease costs and $2,800, (2006 - $2,700), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the three months ended December 31, 2007 was $3,600, (2006 - $5,000). Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the three months ended December 31, 2007 was $49,900, (2006 - $21,000). Related party payables at December 31, 2007 and September 30, 2007 related to the aforementioned billings that were unpaid at period end.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the ensuing five fiscal years are as follows:

Remainder of 2008 $ 9,100 **each of 2009 through 2011** $12,100 **2012** $3,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 8,000 for the year ended September 30, 2008. See also Note 3 regarding mineral property acquisition commitments.

10. Segment disclosures

During the three months ended December 31, 2007, all mineral exploration activities were undertaken in Canada. During the period ended December 31, 2006, all mineral acquisition and exploration activities were undertaken in the U.S. through the Company's wholly owned United States subsidiary, NAMCOEX Inc. Virtually all expenditures, with the exception of U.S. exploration expenditures, were incurred in Canada during both fiscal periods. Categories of revenue and assets allocated to geographic region are as follows:

As at, or for the three months ended, December 31, 2007	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 6,747	$ -	$ 6,747
Abandonments and mineral property write-down	$ 2,000	$ -	$ 2,000
Net loss	$ (150,846)	$ (95)	$ (150,941)
Total assets	$1,172,247	$ 10,494	$1,182,741
Capital assets – mineral properties and equipment	$ 484,001	$ -	$ 484,001
Additions to capital assets	$ 310,661	$ -	$ 310,661

As at, or for the three months ended, December 31, 2006	**Canada**	**United States**	**Total Enterprise**
Interest revenue	$ 4,102	$ -	$ 4,102
Abandonments and mineral property write-down	$ -	$ 6,528	$ 6,528
Net loss	$ 54,250	$ 5,845	$ 60,095
Total assets	$ 388,536	$ 274,758	$ 663,294
Capital assets – mineral properties	$ -	$ 189,629	$ 189,629
Additions to capital assets	$ -	$ 130,977	$ 130,977

11. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as all components of equity – share capital, including warrants, and contributed surplus net of deficit. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets.

The Company is currently not subject to externally imposed capital requirements.

12. Seasonality or Cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall. The Company's US exploration was not limited by winter weather and consequently occurred year round.

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the three months ended December 31, 2007 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 20, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) First Quarter 2008 Highlights

a) The Company completed the first phase, eight-hole drill program on Taylor Brook for a total of 1,205 meters.
b) Drill results for the Taylor Brook drill program included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni , 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters depth.
c) The Company conducted a trenching program on Viking, uncovering four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne, occurring over an area exceeding 1,500 meters in strike length.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, (200,000 of which were issued March 26, 2007), paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In November and December, 2007 the Company drilled eight holes for a total of 1,205 meters. The budget for the program was $200,000 and actual costs approximated $220,000. The intercepts included 0.18% Ni over 0.97 meters from 7.73 to 6.70 meters depth and 0.13% Ni, 0.21% Cu and 0.03% Co over one meter from 35.66 to 36.66 meters. All of the holes drilled into the "Southern Margin" intersected zones containing anomalous Ni/Cu/Co associated with sulfide-bearing intrusive breccias containing between 0.01 and 0.07% Ni.

Management is encouraged by the results of the first pass drill program, and exploration at Taylor Brook is still at an early stage. Ore grade intercepts were not encountered in drilling, however, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex has been obtained allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The three large airborne geophysical conductors that surround the high grade Layden showing were not drill tested during the first phase of drilling due to deep snow conditions. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. The new data also show that the holes drilled into the "Southern Margin" of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion. It appears that the actual margins, where massive sulfide lenses are typically found, remain largely untested.

In the Spring of 2008 the Company plans to conduct a downhole EM survey estimated at $24,000 and a second phase of drilling, budgeted at approximately $255,000, targeting the untested geophysical anomalies, the intrusion margins, and the intrusion along strike.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada
During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 90,000 shares to December 31, 2007), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company must also make a cash payment of $15,000 to the underlying property holder in fiscal 2008.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne. The eastern soil anomaly has never been trenched or drill tested, but is also considered to be an excellent target for gold exploration.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The Company is pleased with the results of this first phase of trenching. The program confirmed the potential for a large, high-grade, gold vein system. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length. The second phase exploration program with a budget of approximately $115,000, expected to commence in late spring or early summer of 2008, will include a major trenching program along with detailed geological mapping and sampling. Pending financing, drill testing of all significant mineralized zones is tentatively planned for the fall of 2008, (a 1,000 meter drill program would approximate $255,000).

4) Operating Results

Three months ended December 31, 2007 compared to three months ended December 31, 2006

A summarized statement of operations appears below to assist in the discussion that follows:

Three months ended December 31	**2007**	**2006**
General and administrative expenses	$ (146,873)	$ (52,260)
Reporting to shareholders	(4,284)	(6,490)
Professional fees	(1,585)	(538)
Stock exchange and transfer agent fees	(2,326)	(1,592)
Foreign exchange gain	-	3,211
Interest income	6,747	4,102
Amortization of capital assets	(620)	-
Write-down of mineral properties	(2,000)	(6,528)
Loss	$ (150,941)	$(60,095)

4) Operating Results (continued)

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2007 and December 31, 2006 respectively:

Three months ended December 31	2007	2006
Administrative consulting fees	$ 11,662	$ 5,968
Stock-based compensation	109,000	27,000
Occupancy costs	4,666	2,495
Office, secretarial and supplies	5,316	6,839
Website maintenance and networking	328	5,620
Travel and promotion	6,096	578
Directors' fees	4,279	-
Insurance	5,526	3,760
Total	$ 146,873	$ 52,260

General and administrative expenses increased approximately $95,000 from the prior period. The bulk of the increase was attributable to an increase in stock-based compensation of $82,000. Details of the calculation of the compensation expense are provided in note 7 to the financial statements. Administrative consulting costs increased approximately $6,000. Increased exploration activity in the quarter contributed to greater administrative demands including preparation of news releases and increased reporting demands.

Effective January, 2007, the Company's office sublease was renewed at considerably increased lease rates that were reflective of the Calgary rental market, resulting in a fiscal 2008 increase of $2,000 in occupancy costs. Costs associated with redesigning the Company's website aggregated approximately $5,000 during the comparative period with no comparable amount in the current period. The remaining website costs pertain to monthly maintenance. Travel and promotion costs incurred in the current period pertained to costs associated with the President attending the Directors' Meeting in October, 2007 and costs associated with the Vancouver Mineral Exploration Round-up, including booth rental and printed materials. Directors' fees were not paid in prior years. In the current year a one-time payment in recognition of prior service was approved aggregating $3,779 and, effective October 1, 2007 outside Directors' fees of $500 per meeting attended in person and $300 for meetings attended by telephone, were approved. Insurance costs have increased because the Company acquired Directors' and Officers' insurance late in the third quarter of the previous year.

The following summarizes the components of professional fees included in the statement of earnings:

Three months ended December 31	2007	2006
Legal and filing fees	$ 1,585	$ 538
Audit fees	-	-
Total	$ 1,585	$ 538

The increase in legal and filing fees pertained to filing fees. The Company had six news releases in the current period that required filing fees compared to two in the comparative period.

There was a foreign exchange gain in the comparative period when the US dollar increased in relation to the Canadian dollar. The Company had significant US cash balances in the comparative period, while in the current period US cash balances are less than $3,000 and rates have not fluctuated significantly. The increase in interest income related to greater average cash balances in the current period. The mineral property write-downs pertained to costs to investigate properties that were not previously carried on the books and were not acquired in the current period.

5) Liquidity and Capital Resources

The Company's working capital position at December 31, 2007, was $451,000, (September 30, 2007 - $794,000). Cash has decreased $173,000 from September 30, 2007. The exercise of warrants for $2,000 was the only source of cash in the current period. Administrative costs in excess of interest income utilized $29,000 of cash, (2006 - $19,000). Further, the Company expended approximately $146,000 of cash on mineral properties, (2006 - $58,000).

Note that the large increase in payables from September 30, 2007 to December 31, 2007 related to the timing of the exploration programs during the respective periods. The Company completed a significant drilling program on the Taylor Brook property at the end of December, consequently there were significant invoices payable for this period, including the drilling contractor's bills. In addition, accounts receivable increased as the Company had significant GST input tax credits receivable that pertained to these exploration invoices.

While the Company has sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees for fiscal 2008, as well as much of the proposed exploration program for fiscal 2008, the Company will require additional financing to cover additional exploration and future years' general and administrative costs.

6) Financing

During the year ended September 30, 2007, the Company closed a non-brokered private placement of 4,583,333 units at a price of $0.12 per unit for gross proceeds of $550,000. Each unit was comprised of one common share and one-half of one share purchase warrant. A cash finder's fee of $25,000 was paid out of the gross proceeds and the Company issued "Finder's Warrants" to allow the purchase of 208,333 units to May 2, 2009 at $0.12 per unit. Each of these units is comprised of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.16 per share to May 2, 2009. The proceeds of this financing have been utilized to finance the phase one and two exploration programs on Taylor Brook and the phase one exploration program on Viking. The proceeds will continue to be used to investigate new properties, finance the upcoming exploration and drilling programs at Taylor Brook and Viking and provide general working capital.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties.

Combined contractual cash obligations for the following five **fiscal** years ended September 30 follow:

Nature of obligation	Remainder of 2008	2009	2010	2011	2012
Office Lease base rent	$ 9,100	$12,100	$12,100	$12,100	$ 3,000
Mineral property acquisition	$15,000	$50,000 *	$70,000 *	$80,000 *	$ -
Total	$24,100	$62,100	$82,100	$92,100	$ 3,000

* May be settled in equivalent value of common shares of the Company

7) Contractual Obligations (continued)

In addition to the above cash mineral property commitments, at December 31, 2007 the Company was committed to issue common shares and incur a minimum dollar value of cumulative exploration expenditures during the following five fiscal years as follows:

	Remainder of 2008	2009	2010	2011	2012
Common shares	435,000	225,000	310,000	355,000	-
Cumulative exploration expenditures	$340,000	$750,000	$1,300,000	$2,400,000	-

8) Exploration Expenditures

Refer to "Mineral Properties," note 3 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest Income and other	$ 24,241	$ 13,883	$ 11,000
Net Loss	$ (489,025)	$ (296,596)	$ (96,684)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ 0.00
Financial Position			
Working capital	$ 793,703	$ 525,798	$ 619,765
Total assets	$ 1,040,538	$ 621,619	$ 692,925
Capital Stock	$ 9,902,399	$ 9,143,390	$ 9,008,231
Warrants	$ 132,781	$ 279,779	$ 307,000
Contributed Surplus	$ 548,848	$ 298,467	$ 183,206
Deficit	$ (9,610,055)	$ (9,121,030)	$(8,824,434)

Included in the loss for 2007 is a write-off of mineral properties aggregating $291,000, (2006 - $164,000, 2005 - $4,000). Stock-based compensation expense of $33,500 in 2007, (2006 - $28,000, 2005 - $Nil), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)	June 30 2007 (Q3 2007)	Mar.31 2007 (Q2 2007)	Dec.31 2006 (Q1 2007)	Sept. 30 2006 (Q4 2006)	June 30 2006 (Q3 2006)	March 31 2006 (Q2 2006)
Interest & Other	$ 6,747	$ 10,135	$ 6,824	$ 3,180	$ 4,102	$ 4,481	$ 3,452	$ 2,575
Net loss before mineral property write-offs	(148,941)	(38,209)	(63,510)	(43,071)	(53,567)	(60,923)	(42,317)	(19,454)
Mineral property write-offs	(2,000)	(451)	(5,459)	(278,230)	(6,528)	3,065	(450)	(166,128)
Net Loss	$(150,941)	$(38,660)	$(68,969)	$(321,301)	$(60,095)	$(57,858)	$(42,767)	$(185,582)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ (0.01)

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008, $28,000 in the fourth quarter of 2006, $27,000 in the first quarter of 2007 and $6,500 in the third quarter of 2007 all increased the losses in the respective quarters.

General and administrative expenses tend to be higher in the quarters ended March 31 and June 30 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in these periods.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Stephen Rowins	*Vice-President Exploration*	Barbara O'Neill	*Corporate Secretary*
Lesley Hayes	*Director*		

13) Related Party Transactions

The following non-arm's length transactions occurred during the three months ended December 31, 2007:

i) paid or accrued $3,000, (2006 - $1,300), to a corporation related by virtue of common officers and directors for rent of shared office space and $2,800, (2006 - $2,700), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $49,900, (2006 - $21,000), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) paid or accrued to a corporation related by virtue of common officers and/or directors, $3,600, (2006 - $5,000), for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 5 to the financial statements. From January 1, 2008 to February 20, 2008, there were no changes in issued and outstanding common shares.

b) Stock Options and Warrants

i) Options

Refer to Note 5 to the financial statements for details of the option transactions occurring during the three months ended December 31, 2007 and period-end balances. During the period from January 1, 2008 to February 20, 2008, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 5 to the financial statements for details of warrants issued, exercised and expired during the three months ended December 31, 2007. There were no warrant transactions between January 1, 2008 and February 20, 2008.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.

The Company currently plans to undertake another financing, the timing of which is dependent upon market conditions. Management continues to evaluate possible property acquisitions, in particular in other North American countries where winter exploration is possible. Management will consider looking at more advanced projects if a desirable deal can be arranged and the Company can finance it.

The Company plans to continue exploration on Viking and Taylor Brook including a second drill program on Taylor Brook, a trenching, sampling and geological mapping program on Viking and a drill program on Viking.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

16) Risks (continued)

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President Exploration roles.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Currently adopted
Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

19) **Other**
Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END